KIDCABOO HOLDINGS, INC.

CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS



Belle Business Services
Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Kidcaboo Holdings, Inc.
Maplewood, New Jersey

We have reviewed the accompanying consolidated financial statements of Kidcaboo Holdings, Inc., which comprise the consolidated balance sheet as of December 31, 2022, and the related consolidated statement of income, consolidated statement of equity and consolidated statement of cash flows for the year then ended, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion. We are required to be independent of Kidcaboo Holdings, Inc. and to meet our ethical responsibilities, in accordance with relevant ethical requirements related to our review.

Accountant's Conclusion
Based on our review, we are not aware of any material modification that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 6, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Belle Business Services, LLC

Belle Business Services, LLC
July 24, 2023

KIDCABOO HOLDINGS, INC.
CONSOLIDATED BALANCE SHEET
DECEMBER 31, 2022
(unaudited)

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	41,427
TOTAL CURRENT ASSETS		41,427
PROPERTY AND EQUIPMENT		
Property and equipment, net		21,194
OTHER ASSETS		
Capitalized software development		178,140
TOTAL ASSETS	$	240,761

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES		
Credit card payable	$	43,360
Due to related party		48,516
TOTAL CURRENT LIABILITIES		91,876
TOTAL LIABILITIES		91,876
SHAREHOLDERS' EQUITY		
Common stock, see note 5		90
Additional paid-in capital		250,228
SAFE obligations		1,611,835
Accumulated deficit		(1,713,268)
TOTAL SHAREHOLDERS' EQUITY		148,885
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	240,761

See independent accountant's review report and accompanying notes to financial statements.

KIDCABOO HOLDINGS, INC.
CONSOLIDATED STATEMENT OF INCOME
DECEMBER 31, 2022
(unaudited)

REVENUES	$	**69,821**
COST OF GOODS SOLD		**199,466**
GROSS PROFIT		**(129,645)**
OPERATING EXPENSES		
Amortization and depreciation		**9,464**
General and administrative		**96,989**
Insurance expense		**229,522**
Payroll expenses		**477,593**
Product development		**13,252**
Professional fees		**70,955**
Sales and marketing		**60,474**
Software expenses		**33,040**
TOTAL OPERATING EXPENSES		**991,289**
NET OPERATING LOSS		**(1,120,934)**
OTHER EXPENSES		
Crowdfunding fees		**(28,450)**
Interest expense		**(1,973)**
TOTAL OTHER EXPENSES		**(30,423)**
NET LOSS	$	**(1,151,357)**

See independent accountant's review report and accompanying notes to financial statements.

- 4 -

KIDCABOO HOLDINGS, INC.
CONSOLIDATED STATEMENT OF EQUITY
DECEMBER 31, 2022
(unaudited)

| | Common Stock | | Additional | SAFE | Retained Earnings | Total |
	Shares	Amount	Paid-in Capital	Obligations	(Accumulated Deficit)	
BEGINNING BALANCE, JANUARY 1, 2022	9,000,000	$ 90	$ 250,228	$ 750,000	$ (561,911)	$ 438,407
Issuance of SAFE obligations	-	-	-	861,835	-	$ 861,835
Net loss	-	-	-	-	(1,151,357)	$ (1,151,357)
ENDING BALANCE, DECEMBER 31, 2022	9,000,000	$ 90	$ 250,228	$ 1,611,835	$ (1,713,268)	$ 148,885

See independent accountant's review report and accompanying notes to financial statements.

KIDCABOO HOLDINGS, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
DECEMBER 31, 2022
(unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	$ (1,151,357)
Adjustments to reconcile net income to net cash	
provided by operating activities:	
Amortization and depreciation expense	**9,464**
(Increase) decrease in assets:	
Prepaid expenses and other current assets	**565**
Increase (decrease) in liabilities:	
Credit card payable	**38,177**
CASH USED FOR OPERATING ACTIVITIES	(1,103,151)
CASH FLOWS FROM INVESTING ACTIVITIES	
Cash used for software development	**(78,397)**
Cash used for fixed assets	**(26,493)**
CASH USED FOR INVESTING ACTIVITIES	(104,890)
CASH FLOWS FROM FINANCING ACTIVITIES	
Issuance of related party loan	**25,517**
Issuance of SAFE obligations	**1,211,835**
CASH PROVIDED BY FINANCING ACTIVITIES	**1,237,352**
NET INCREASE IN CASH	**29,311**
CASH AT BEGINNING OF YEAR	**12,116**
CASH AT END OF YEAR	$ **41,427**

CASH PAID DURING THE YEAR FOR:

INTEREST	$ -
INCOME TAXES	$ -

See independent accountant's review report and accompanying notes to financial statements.

1. **Summary of Significant Accounting Policies**

The Company
The consolidated financial statements have been prepared to present the financial position and results of operations of the following related entities (collectively, the "Company").

Kidcaboo Holdings, Inc. was incorporated in the State of Deleware on September 27, 2021.

Kidcaboo, LLC (the "Company") was organized in the State of New Jersey on April 22, 2019. Kidcaboo, LLC is wholly owned and operated by Kidcaboo Holdings, Inc.

The Company specializes in providing a children's version of Uber that will exclusively transport children for working parents to make the work life work for all.

Going Concern
Since Inception, the Company has relied on funds from related party loans issued to fund its operations. As of December 31, 2022, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. As of December 31, 2022, the Company is still mostly in the developmental process, with very limited revenue. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short term capital, as well as the Company's ability to generate funds through revenue producing activities.

Fiscal Year
The Company operates on a December 31st year-end.

Principles of Consolidation and Basis of Accounting
The consolidated financial statements include the accounts of Kidcaboo Holdings, Inc. and Kidcaboo, LLC (collectively, the "Company). Kidcaboo, LLC is wholly owned and operated by Kidcaboo Holdings, Inc. The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"). All significant intercompany balances and transactions have been eliminated in the accompanying consolidated financial statements.

Use of Estimates
The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2022, the Company held no cash equivalents.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

1.   <u>**Summary of Significant Accounting Policies (continued)**</u>

Risks and Uncertainties (continued)
The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2023 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's operations, and affects the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as of December 31, 2022.

Accounts Receivable
The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2022, the Company had no accounts receivable.

Software Development Costs
In compliance with ASC 350-50, Accounting for Costs of Computer Software Development and ASC 985-20, Costs of Software to be Sold, Leased or Marketed, in the future, the Company will capitalize and carry forward as assets, the costs to develop the Kidcaboo platform. Research is the planned efforts of a company to discover new information that will help create a new product or service. Such costs are expensed. Development takes the findings generated by research and formulates a plan to create the desired platform. The Company applies the GAAP capitalization requirements of the "waterfall" approach which includes a specific sequential order of Plan, Design, Coding/development, Testing and Software release.

The Company monetizes and forecasts the revenues from the internally developed software and amortize the aggregate costs of the developmental software asset over the forecasted revenue stream; a matching of the revenue and costs, using the straight-line method, based on estimated useful lives of the asset. Maintenance of the platform will be expensed. The Company began amortizing the costs of the software in late 2022 and recorded $4,165 in amortization expense during the year ending December 31, 2022.

Property and Equipment
Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Office equipment is depreciated over three years, while vehicles are depreciated over five years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

1.   <u>**Summary of Significant Accounting Policies (continued)**</u>

Income Taxes
The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses since inception. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the States of New Jersey and Delaware.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3   - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

1.   **Summary of Significant Accounting Policies (continued)**

Fair Value of Financial Instruments (continued)
Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Revenue Recognition
The Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. The Company will generate revenue by collecting a percentage of the cost of each ride. The Company's payments are generally collected upfront. For the year ending December 31, 2022, the Company recognized $69,821 in revenue.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In August 2020, the FASB issued ASU 2020 – 06, *Debt, Debt with conversion and other options (Subtopic 470-20) and derivatives and hedging – contracts in an entity's own equity (Subtopic 815-40: Accounting for convertible instruments and contracts in an entity's own equity.* ASU 2020-06 reduces the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. ASU 2020 – 06 is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The adoption of ASU 2018-15 had no material impact on the Company's financial statements and related disclosures.

2. **Commitments and Contingencies**

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3. **Property and Equipment**

Property and equipment consisted of the following at December 31, 2022:

Property and equipment at cost:

Office equipment	$	26,493
		26,493
Less: Accumulated depreciation		5,299
Total	$	21,194

4. **Due to Related Party**

Since inception, the majority shareholder of the Company has provided funds to the Company in the amount of $48,516, as of December 31, 2022. There is no interest rate, minimum monthly payments or maturity date. Management elected to state this as a current liability, as the repayment date is not certain as of December 31, 2022.

5. **Equity**

Common Stock
Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is 10,000,000 shares, at $0.00001 par value per share. As of December 31, 2022, 9,000,000 shares have been issued and are outstanding.

SAFE Obligations
During 2021, the Company issued four Simple Agreements for Future Equity ("SAFEs") totaling $750,000 as of December 31, 2021. The agreements have a post-money valuation cap of $5,000,000 with an 80% discount rate. During 2022, the Company issued several Simple Agreements for Future Equity ("SAFEs") totaling $861,835 as of December 31, 2022. The agreements have post-money valuation caps of $10,000,000 and $12,000,000 with an 80% discount rate.

The agreement state if there is an equity financing before the termination of this SAFE, on the initial closing of an equity financing, the SAFEs will automatically convert into the number of shares of SAFE preferred stock equal to the purchase amount divided by the conversion price which is (1) the SAFE price or (2) the discount price, whichever calculation results in a greater number of shares of SAFE preferred stock. The agreement states a post-money valuation cap between $5,000,000 - $12,000,000 with an 80% discount rate.

If there is a liquidity event before the termination of the SAFE, the SAFE will automatically be entitled to receive a portion of the proceeds due and payable to the Investor immediately prior to, or concurrent with the consummation of such liquidity event equal to the greater of (i) the

See independent accountant's review report.

5.   <u>Equity (continued)</u>

SAFE Obligations (continued)
Purchase Amount or (ii) the amount payable on the number of shares of Common stock equal to the Purchase Amount divided by the liquidity price.

If there is a Dissolution Event before the termination of the SAFE, the Investor will automatically be entitled to receive a portion of the proceeds equal to the cash-out amount, due and payable to the investor immediately prior to the consummation of the Dissolution Event.

Equity Incentive Plan
During 2022, the Company created an equity incentive plan. The Company's 2022 Equity Plan (the Plan), which is shareholder approved, permits the grant of share options and shares to its employees, advisors and subcontractors for up to 1,000,000 shares of common stock. The Company believes that such awards better align the interests of its employees, advisors and subcontractors with those of its shareholders. Option awards are generally granted with an exercise price equal to the market price of the Company's stock at the date of grant; those option awards generally vest based on four years of continuous service and have 10-year contractual terms. Certain option and share awards provide for accelerated vesting if there is a change in control, as defined in the Plan. No shares have been issued under the Plan as of December 31, 2022.

6.   <u>Going Concern</u>

These financial statements are prepared on a going concern basis. The Company registered on April 22, 2019, and has established a presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

7.   <u>Subsequent Events</u>

SAFE Issuances
During 2023, the Company issues four SAFE Obligations for a total of $292,500. The SAFEs have a valuation cap of $5,000,000 and an 80% discount rate. The conversion terms are similar to the terms discussed in Note 5.

Managements Evaluation
The Company has evaluated subsequent events through July 24, 2023, the date through which the financial statements were available to be issued. It has been determined that no events require additional disclosure.